Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

FOR IMMEDIATE RELEASE

ACS Announces Second Quarter Fiscal Year 2010 Results

DALLAS, Texas:  January 21, 2010 – Affiliated Computer Services, Inc. (NYSE: ACS)

Key highlights from the second quarter of fiscal year 2010:

●	Adjusted diluted earnings per share of $1.07
●	New business signings of $275 million of annual recurring revenue
●	Revenue of $1.66 billion representing total revenue growth of 3%
●	Free cash flow of $252 million, or 15% of revenue

ACS today announced second quarter fiscal year 2010 revenues of $1.66 billion, a 3% increase compared to the prior year quarter. Second quarter fiscal year 2010 adjusted non-generally accepted accounting principles (“GAAP”) diluted earnings per share was $1.07.  Adjusted non-GAAP diluted earnings per share for the comparable prior year period was $0.85.  See “Reconciliation of Reported GAAP Results to Adjusted Non-GAAP Results” below.

Second quarter new business signings totaled $275 million of annual recurring revenue with an estimated total contract value of $1.7 billion. Total contract value of all signings, including new business signings, renewals and non-recurring revenue, was $3.4 billion.  Trailing twelve month total contract value of all signings was $9.8 billion.

Fiscal year-to-date revenues were $3.33 billion, a 4% increase over the prior comparable period. Fiscal year-to-date adjusted non-GAAP diluted earnings per share was $2.02.  Adjusted non-GAAP diluted earnings per share for the comparable prior year-to-date period was $1.74.  See “Reconciliation of Reported GAAP Results to Adjusted Non-GAAP Results” below.

“This was a busy quarter at ACS as we worked towards finalizing the Xerox transaction and I’m proud of the operating results our team delivered,” said Lynn Blodgett, ACS president and chief executive officer.  “We grew revenue, operating profit and earnings per share.  We generated the second highest quarterly operating cash flow and signed the second highest quarter of new business in our history.  Additionally, we renewed one of our most significant client relationships.  I appreciate our employees’ commitment to the success of ACS.”

Additional highlights from the second quarter of fiscal year 2010:

●
Commercial signings represented 47% of new business signings and Government contributed 53%. From a service line perspective, business process outsourcing contributed 88% of new business signings and 12% were information technology outsourcing.

●	The Commercial segment contributed 61% of revenues and grew 5%. The Government segment contributed 39% of revenues.

●	Adjusted non-GAAP operating income was $183 million with an adjusted operating margin of 11%. See “Reconciliation of Reported GAAP Results to Adjusted Non-GAAP Results” below.

●
Operating cash flow for the second quarter of fiscal year 2010 was $367 million, or 22% of revenues. Capital expenditures and additions to intangible assets was $114 million, or 7% of revenues.  Free cash flow was $252 million, or 15% of revenues.  The Company’s cash balance was $825 million at December 31, 2009.

Additional highlights from the fiscal year-to-date period of 2010:

●
New business signings for the fiscal year-to-date period were $487 million of annual recurring revenue, a 20% increase over the prior comparable period.  Commercial signings represented 58% of new business signings and Government contributed 42%.  From a service line perspective, business process outsourcing generated 84% of new business signings and 16% were information technology outsourcing. Total contract value of all signings for the fiscal year-to-date period was an estimated $4.9 billion.

●	For the fiscal year-to-date period, the Commercial segment accounted for 61% of revenues and grew 6%. The Government segment accounted for 39% of revenues and grew 1%.

●
Cash flow from operating activities for the fiscal year-to-date period was $346 million, or 10% of revenues, and free cash flow was $103 million, or 3% of revenues. Capital expenditures and additions to intangible assets were $243 million, or 7% of revenues.

On September 27, 2009, ACS and Xerox Corporation executed an Agreement and Plan of Merger (which was amended on December 13, 2009) pursuant to which ACS would be acquired by Xerox.  The agreement was approved by the Board of Directors (and recommended by a special committee of independent directors) and is subject to certain closing conditions.  Those conditions include approval of ACS and Xerox Corporation stockholders.  Both companies have scheduled shareholders meetings for February 5, 2010.

Due to ACS’ proposed merger with Xerox, ACS will not host an earnings conference call and will not be updating prior financial guidance or providing financial guidance for the third quarter or fiscal year 2010.

ACS, a global FORTUNE 500 company with approximately 78,000 people supporting client operations reaching more than 100 countries, provides business process outsourcing and information technology solutions to world-class commercial and government clients. The company’s Class A common stock trades on the New York Stock Exchange under the symbol “ACS.” Learn more about ACS at www.acs-inc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which Sections were adopted as part of the Private Securities Litigation Reform Act of 1995).  Such forward-looking statements and assumptions include, among other things, statements with respect to our financial condition, results of operations, cash flows, business strategies, operating efficiencies, indebtedness, litigation, competitive positions, growth opportunities, plans and objectives of management, and other matters. Such forward-looking statements are based upon management’s current knowledge and assumptions about future events and are subject to numerous assumptions, risks, uncertainties and other factors, many of which are outside of our control, which could cause actual results to differ materially from the anticipated results, prospects, performance or achievements expressed or implied by such statements.  Such risks and uncertainties include, but are not limited to: (a) the cost and cash flow impact of our debt and our ability to obtain further financing; (b) the complexity of the legal and regulatory environments in which we operate, including the effect of claims and litigation; (c) our oversight by the SEC and other regulatory agencies and investigations by those agencies; (d) our credit rating or further reductions of our credit rating; (e) a decline in revenues from or a loss or failure of significant clients; (f) our ability to recover capital investments in connection with our contracts; (g) possible period-to-period fluctuations in our non-recurring revenues and related cash flows; (h) competition and our ability to compete effectively; (i) dissatisfaction with our services by our clients; (j) our dependency to a significant extent on third party providers, such as subcontractors, a relatively small number of primary software vendors, utility providers and network providers; (k) our ability to identify, acquire or integrate other businesses or technologies; (l) our ability to manage our operations and our growth; (m) termination rights, audits and investigations related to our Government contracts; (n) delays in signing and commencing new business; (o) the effect of some provisions in contracts and our ability to control costs; (p) claims associated with our actuarial consulting and benefit plan management services; (q) claims of infringement of third-party intellectual property rights; (r) laws relating to individually identifiable information; (s) potential breaches of our security system; (t) the impact of budget deficits and/or fluctuations in the number of requests for proposals issued by governments; (u) risks regarding our international and domestic operations; (v) fluctuations in foreign currency exchange rates; (w) our ability to attract and retain necessary technical personnel, skilled management and qualified subcontractors; (x) risks associated with loans that we service; (y) the effect of certain provisions of our certificate of incorporation, bylaws and Delaware law and our stock ownership; (z) the price of our Class A common stock; (aa) the risk that we will not realize all of the anticipated benefits from our proposed transaction with Xerox; (bb) the risk that customer retention and revenue expansion goals for the proposed Xerox transaction will not be met and that disruptions from the proposed Xerox transaction will harm relationships with customers, employees and suppliers; (cc) the risk that unexpected costs will be incurred in connection with the proposed Xerox transaction; (dd) the outcome of litigation, including with respect to the proposed Xerox transaction; (ee) antitrust and other regulatory proceedings to which we may be a party in connection with the proposed Xerox transaction; and (ff) the risk that the proposed Xerox transaction will not close or that our or Xerox’s shareholders fail to approve the proposed Xerox transaction.  For more details on factors that may cause actual results to differ materially from such forward-looking statements, please see Item 1A. Risk Factors of our Annual Report on Form 10-K for the fiscal year ended June 30, 2009 and other reports from time to time that we file with or furnish to the SEC. Forward-looking statements contained or referenced in this news release speak only as of the date of this release. We disclaim, and do not undertake any obligation to, update or release any revisions to any forward-looking statement.

Additional Information

The proposed merger transaction involving ACS and Xerox will be submitted to a vote of the respective stockholders of ACS and Xerox for their consideration.  In connection with the proposed merger, Xerox filed with the SEC, and the SEC declared effective on December 23, 2009, a registration statement on Form S-4 that included a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox and each of the companies may be filing with the SEC other documents regarding the proposed transaction.  ACS and Xerox have mailed the joint proxy statement/prospectus to their stockholders.  ACS and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction because it contains important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ACS and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, when available, without charge, from ACS’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

ACS, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of ACS and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of ACS and Xerox in connection with the proposed merger were set forth in the joint proxy statement/prospectus filed with the SEC.  You can find information about ACS’s executive officers and directors in its Form 10-K filed with the SEC on August 27, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from ACS and Xerox websites using the contact information above.

AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Income
In thousands, except per share amounts
(Unaudited)

	Three Months Ended
	December 31,
	2009	2008
Revenues	$1,656,311	$1,612,070

Operating expenses:
Cost of revenues:
Wages and benefits	740,834	731,948
Services and supplies	402,431	403,365
Rent, lease and maintenance	208,974	196,491
Depreciation and amortization	99,372	95,616
Other	10,553	9,686
Cost of revenues	1,462,164	1,437,106

Other operating expenses	27,449	6,425
Total operating expenses	1,489,613	1,443,531

Operating income	166,698	168,539

Interest expense	29,429	35,896
Other non-operating expense, net	654	3,200
Pretax profit	136,615	129,443

Income tax expense	40,615	53,926

Net income	$96,000	$75,517

Earnings per share:
Basic	$0.98	$0.77

Diluted	$0.97	$0.77

Shares used in computing earnings per share:
Basic	97,830	97,548

Diluted	99,051	97,811

AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Income
In thousands, except per share amounts
(Unaudited)

	Six Months Ended
	December 31,
	2009	2008
Revenues	$3,333,307	$3,216,524

Operating expenses:
Cost of revenues:
Wages and benefits	1,508,349	1,465,964
Services and supplies	830,808	776,870
Rent, lease and maintenance	414,065	398,634
Depreciation and amortization	196,259	193,222
Other	22,109	20,034
Cost of revenues	2,971,590	2,854,724

Other operating expenses	64,709	20,513
Total operating expenses	3,036,299	2,875,237

Operating income	297,008	341,287

Interest expense	58,683	71,104
Other non-operating expense, net	(8,442)	6,900
Pretax profit	246,767	263,283

Income tax expense	81,973	104,131

Net income	$164,794	$159,152

Earnings per share:
Basic	$1.69	$1.63

Diluted	$1.67	$1.62

Shares used in computing earnings per share:
Basic	97,736	97,428

Diluted	98,571	97,951

AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
In thousands
(Unaudited)

	December 31,	June 30,
	2009	2009
ASSETS
Current assets:
Cash and cash equivalents	$824,577	$730,911
Accounts receivable, net	1,424,804	1,415,707
Income taxes receivable	-	19,210
Prepaid expenses and other current assets	242,584	249,257
Total current assets	2,491,965	2,415,085

Property, equipment and software, net	1,018,534	955,158
Goodwill	2,896,583	2,894,189
Other intangibles, net	438,041	436,383
Other assets	194,930	200,158

Total assets	$7,040,053	$6,900,973

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$273,096	$272,889
Accrued compensation and benefits	156,055	251,510
Other accrued liabilities	365,483	388,262
Income taxes payable	6,690	-
Deferred taxes	93,136	90,798
Current portion of long-term debt	295,885	295,172
Current portion of unearned revenue	199,413	187,349
Total current liabilities	1,389,758	1,485,980

Long-term debt	2,036,039	2,041,529
Deferred taxes	504,665	469,606
Other long-term liabilities	269,289	281,726
Total liabilities	4,199,751	4,278,841
Total stockholders' equity	2,840,302	2,622,132

Total liabilities and stockholders' equity	$7,040,053	$6,900,973

Frequently Used Terms

New business signings - while there are no third party standards or requirements governing the calculation of new business signings, we define new business signings as annual recurring revenue from new contracts and the incremental portion of renewals that are signed during the period, which represents the estimated first twelve months of revenue to be recorded under the contracts after full implementation.  We use new business signings as a measure of estimated recurring revenues represented by contractual commitments, both to forecast prospective revenues and to estimate capital commitments.  Revenues are measured under GAAP.

Trailing twelve month new business - is the preceding twelve months of new business signings at a point in time expressed in annual revenue, not total contract value.

Total contract value - represents estimated total revenue over the term of the contract.

Use of Non-GAAP Financial Information

The Company reports its financial results in accordance with GAAP.  However, the Company uses certain non-GAAP performance measures, including adjusted non-GAAP earnings per share, free cash flow and internal revenue growth to provide both management and investors a more complete understanding of the Company’s underlying operational trends and results.

Management uses these non-GAAP measures to provide additional meaningful comparisons between current results and prior results, and as a basis for planning and forecasting for future periods.

Reconciliation of Reported GAAP Results to Adjusted Non-GAAP Results – In addition to reporting operating income, pretax income, net income and earnings per share on a GAAP basis, the Company has also made certain non-GAAP adjustments which are described in “Description of Non-GAAP Adjustments” and are reconciled to the corresponding GAAP measures in the financial schedules included in this earnings release. In making these non-GAAP adjustments, the Company takes into account the impact of items that are infrequently occurring or that are non-operational in nature. Management believes that the exclusion of these items provides a useful basis for evaluating underlying business performance, but should not be considered in isolation and is not in accordance with, or a substitute for, evaluating business unit performance utilizing GAAP financial information. Management uses non-GAAP measures in its budgeting and forecasting processes and to further analyze its financial trends, as well as making financial comparisons to prior periods presented on a similar basis.  The Company’s management uses each of these non-GAAP financial measures in its own evaluation of the Company’s performance, particularly when comparing performance to prior periods, and the Company believes that providing such adjusted results allows investors and other users of the Company’s financial statements to better understand the Company’s comparative operating performance for the periods presented.

The Company’s non-GAAP measures may differ from similar measures by other companies, even if similar terms are used to identify such measures. Although the Company’s management believes non-GAAP measures are useful in evaluating the performance of its business, the Company acknowledges that items excluded from such measures may have a material impact on the Company’s income from operations, pretax income, net income and earnings per share calculated in accordance with GAAP. Therefore, management uses non-GAAP measures in conjunction with GAAP results. Investors and users of our financial information should also consider the above factors when evaluating the Company’s results.

Description of Non-GAAP Adjustments:
The following items are included in our presentation of Non-GAAP adjustments:

1.
Costs related to our internal investigation of our stock option grant practices, investigations begun by the Securities and Exchange Commission and Department of Justice, and shareholder derivative suits, net of insurance reimbursements: The Company incurred costs related to our internal investigation, as well as those of the SEC and DOJ.  In addition, several derivative lawsuits were filed in connection with our stock option grant practices, generally alleging claims related to breach of fiduciary duty and unjust enrichment by certain of our directors and senior executives and the Company has incurred costs related to these lawsuits.  The derivative suits were settled during fiscal 2009.  The Company made claims under its directors’ and officers’ insurance policies for reimbursement of these costs and has received a significant reimbursement from the insurance carriers. Management believes that these costs and related insurance reimbursements, although material, are not related to the Company’s ongoing operations and that excluding them helps to provide a more meaningful representation of the Company’s operating performance.

2.
Costs related to buyout offers and related shareholder derivative suits:  The Company has incurred costs to evaluate our strategic alternatives, including the proposal from Darwin Deason, Chairman of the Board of Directors (“Chairman”), and Cerberus. In addition, several lawsuits were filed in connection with the announced buyout transaction, generally alleging claims related to breach of fiduciary duty, and seeking class action status (collectively, “Buyout Related Costs”). Those lawsuits have been resolved.  Management believes that these costs, although material and possibly recurring, are not related to the Company’s ongoing operations and that excluding them helps to provide a more meaningful representation of the Company’s operating performance.

3.
Cost related to certain former employees’ stock options:  The exercise price of certain former employees’ vested, unexercised and outstanding stock options were less than the fair market value per share of ACS stock on the revised measurement dates for such stock options.  During the first quarter of fiscal year 2008, the Company notified certain former employees that the Company will pay them the additional 20% income tax imposed by Section 409(a) if a triggering event occurs and if the employee is required to recognize and report W-2 income under Section 409(a), subject to certain limitations.  During the three and six month periods ended December 31, 2009, the Company recorded charges of approximately $0.5 million and $1.3 million, respectively, based on the market price of ACS common stock.  During the three and six month periods ended December 31, 2008, the Company recorded credits of approximately $0.5 million and $0.8 million, respectively, based on the market price of ACS common stock.  The Company will adjust this accrual to the fair market value of ACS stock each quarter until the options are exercised (“Income Tax Reimbursements”).  Management believes that these costs are not related to the Company’s ongoing operations and that excluding them helps to provide a more meaningful representation of the Company’s operating performance.

4.
Gain related to sale of our bindery business: In the first quarter of fiscal year 2009, the Company divested its bindery business and recognized a pre-tax gain of $0.2 million and an after-tax loss of $0.8 million. Management believes that the bindery business is not strategic to our ongoing operations and its sale is an isolated event.  Management believes excluding the gain on its sale better reflects the performance of the Company’s continuing operations.

5.
Legal settlement: In a tentative agreement to settle in September 2009 which was finalized on October 9, 2009, the Company settled an action 4KS Aviation III, Inc. v. Darwin A. Deason, DDH Aviation, LLC, and Affiliated Computer Services, Inc. As part of the settlement, the Company paid the plaintiff approximately $12.0 million which included the acquisition of three airplanes which were recorded at their fair market value of approximately $4.0 million, and agreed to a dismissal, with prejudice, of the case.  During the three and six months ended December 31, 2009, we recorded a credit of $0.6 million and a charge of $7.5 million related to the settlement.  All other defendants in the case were voluntarily dismissed with prejudice by the plaintiff. Management believes this settlement is not related to the Company’s ongoing operations and that excluding it provides a more meaningful representation of the Company’s operating performance.

6.
Cost related to terminating the Supplemental Executive Retirement Agreement (“SERP Agreement”) between the Company and its Chairman:  During the second quarter of fiscal 2009, at the request of the Company, the Chairman agreed to terminate the SERP Agreement and the stock options issued to the Chairman in 2003 in connection with the SERP Agreement due to the complex requirements of Section 409(a) of the Internal Revenue Code.  As a result, the Company incurred a charge of $8.9 million, as determined pursuant to Amendment No. 3 to the SERP Agreement, and the Company has no further obligations to the Chairman pursuant to the SERP Agreement (“SERP Termination”).  The SERP Termination removes the potential future liability the Company might incur under the SERP Agreement.  Management believes that these costs are not related to the Company’s ongoing operations and that excluding them helps to provide a more meaningful representation of our operating performance.

7.
Xerox transaction cost: On September 27, 2009, Xerox and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) which has been approved by the Board for Directors of the Company and Xerox. As a result of the Merger Agreement during the three and six month periods we recorded charges of $14.4 million and $32.5 million related to certain legal and transactional costs and includes $11.2 million pursuant to the terms of an Employment Agreement between Darwin Deason, Chairman of our Board of Directors, and the Company. The payment was made to Mr. Deason during October 2009.  Management believes these costs are not related to the Company’s ongoing operations and that excluding them helps to provide a more meaningful representation of the Company’s operating performance.

8.
Change in accounting principle: In December 2007, the Financial Accounting Standards Board revised principles and requirements for how an acquirer accounts for business combinations.    The revised guidance is applied prospectively and became effective for the Company for business combinations occurring on or after July 1, 2009.  In association with these changes, we recorded a write-down of costs incurred for proposed acquisitions of approximately $3.8 million ($2.4 million, net of income tax) during the first quarter of fiscal 2010. Management believes these costs are not related to the Company’s ongoing operations and that excluding them helps to provide a more meaningful representation of the Company’s operating performance.

AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

RECONCILIATION OF OPERATING INCOME (GAAP)TO ADJUSTED OPERATING INCOME (Non-GAAP)
(UNAUDITED) (IN MILLIONS)
	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
Operating Income (GAAP)	$166.7	$168.5	$297.0	$341.3
Adjusting items, pre-tax:
Option investigation related costs, net of recoveries	1.7	(4.7)	3.2	(0.3)
Buyout related costs	-	0.4	(0.1)	1.2
Income tax reimbursement, net of recoveries	0.5	(0.5)	1.3	(0.8)
Sale of bindery business	-	-	-	(0.2)
Legal settlement	(0.6)	-	7.5	-
SERP termination	-	8.9	-	8.9
Xerox transaction cost	14.4	-	32.5	-
Change in accounting principle	-	-	3.8	-
Adjusted Operating Income (Non-GAAP)*	$182.8	$172.6	$345.2	$350.1

RECONCILIATION OF OPERATING INCOME (GAAP)TO ADJUSTED OPERATING INCOME (Non-GAAP)
(UNAUDITED) (IN MILLIONS)
	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
Net Income (GAAP)	$96.0	$75.5	$164.8	$159.2
Adjusting items, net of tax:
Option investigation related costs, net of recoveries	1.1	(3.0)	2.0	(0.2)
Buyout related costs	-	0.2	-	0.8
Income tax reimbursement, net of recoveries	0.3	(0.3)	0.8	(0.5)
Sale of bindery business	-	-	-	0.8
Legal settlement	(0.3)	-	4.6	-
SERP termination	-	10.4	-	10.4
Xerox transaction cost	8.9	-	24.4	-
Change in accounting principle	-	-	2.4	-
Adjusted Net Income (Non-GAAP)*	$106.0	$83.0	$199.0	$170.5

RECONCILIATION OF DILUTED EARNINGS PER SHARE (GAAP)TO ADJUSTED DILUTED EARNINGS PER SHARE (Non-GAAP)
TO ADJUSTED DILUTED EARNINGS PER SHARE (Non-GAAP) (UNAUDITED)

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
Diluted Earnings Per Share (GAAP)	$0.97	$0.77	$1.67	$1.62
Adjusting items, net of tax:
Option investigation related costs, net of recoveries	0.01	(0.03)	0.02	-
Buyout related costs	-	-	-	0.01
Income tax reimbursement, net of recoveries	-	-	0.01	-
Sale of bindery business	-	-	-	0.01
Legal settlement	-	-	0.05	-
SERP termination	-	0.11	-	0.11
Xerox transaction cost	0.09	-	0.25	-
Change in accounting principle	-	-	0.02	-
Adjusted Diluted Earnings Per Share (Non-GAAP)*	$1.07	$0.85	$2.02	$1.74

*Differences in schedule due to rounding.

Internal revenue growth - is measured as total revenue growth less acquired revenue from acquisitions and revenues from divested operations.  Acquired revenue from acquisitions is based on pre-acquisition normalized revenue of acquired companies.  We use the calculation of internal revenue growth to measure revenue growth excluding the impact of acquired revenues and the revenue associated with divested operations and we believe these adjustments to historical reported results are necessary to accurately reflect our internal revenue growth.

For the three months ended December 31, 2009, the Company generated internal revenue growth of 0%.   Internal revenue growth is measured as follows (unaudited, in millions):

	Three Months Ended December 31,
	2009	2008	Growth %(a)

Consolidated
Acquired Revenues*	$45	$2	3%
Internal Revenues	1,611	1,610	0%
Total	$1,656	$1,612	3%

Commercial
Acquired Revenues*	$44	$2	4%
Internal Revenues	965	961	1%
Total	$1,009	$963	5%

Government
Acquired Revenues*	$1	$-	0%
Internal Revenues	646	649	0%
Total	$647	$649	0%

* Acquired revenues are based on pre-acquisition normalized revenues of acquired companies.
(a) Differences in schedule due to rounding.

For the six months ended December 31, 2009, the Company generated internal revenue growth of 1%.   Internal revenue growth is measured as follows (unaudited, in millions):

	Six Months Ended December 31,
	2009	2008	Growth %(a)

Consolidated
Acquired Revenues*	$90	$3	3%
Internal Revenues	3,243	3,213	1%
Total	$3,333	$3,216	4%

Commercial
Acquired Revenues*	$87	$3	5%
Internal Revenues	1,942	1,920	1%
Total	$2,029	$1,923	6%

Government
Acquired Revenues*	$3	$-	0%
Internal Revenues	1,301	1,293	1%
Total	$1,304	$1,293	1%

* Acquired revenues are based on pre-acquisition normalized revenues of acquired companies.
(a) Differences in schedule due to rounding.

Free Cash Flow

Free cash flow - is measured as operating cash flow (net cash provided by operating activities, as reported in our consolidated statements of cash flows) less capital expenditures (purchases of property, equipment and software, net of sales, as reported in our consolidated statements of cash flows) less additions to other intangible assets (as reported in our consolidated statements of cash flows).  We believe this free cash flow metric provides an additional measure of available cash flow after we have satisfied the capital expenditure requirements of our operations, and should not be taken in isolation to be a measure of cash flow available for us to satisfy all our obligations and execute our business strategies.  We also rely on cash flows from investing and financing activities which, together with free cash flow, are expected to be sufficient for us to execute our business strategies.  Our measure of free cash flow may not be comparable to similarly titled measures of other companies.  (Unaudited, in millions)

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
Free Cash Flow
Net cash provided by operating activities	$367	$246	$346	$309
Less:
Purchase of property, equipment and software, net of sales	(99)	(84)	(193)	(149)
Additions to other intangible assets	(15)	(8)	(49)	(18)
Free Cash Flow*	$252	$154	$103	$142

*Differences in schedule due to rounding.

Contacts

Investors
Jon Puckett, Vice President Investor Relations
214-841-8281
jon.puckett@acs-inc.com

Media
Kevin Lightfoot, Vice President Corporate Communications
214-841-8191
kevin.lightfoot@acs-inc.com

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